                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended December 31, 1997






                         Commission File Number 1-13953






                       W. R. GRACE & CO. HOURLY EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN







                               W. R. Grace & Co.
                             1750 Clint Moore Road
                         Boca Raton, Florida 33487-2707

                       Financial Statements and Exhibits


         (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse LLP, independent certified public accountants, dated
May 27, 1998.

         (b) Exhibits. The Consent of Price Waterhouse LLP is being filed as an exhibit to this Report.

W. R. GRACE & CO.
HOURLY EMPLOYEES
SAVINGS & INVESTMENT PLAN
DECEMBER 31, 1997 AND 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


May 27, 1998


To the Participants and Administrative Committee of the
W. R. Grace & Co. Hourly Employees
Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-5 of this report present fairly, in all material respects, the net assets available for plan benefits of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997
-------------------------------------------------------------------------------


                                                                                      Employee
                                       Fixed                                           Stock          Fidelity         Fidelity
                                       Income           ADS           Grace          Ownership        Balanced     Growth & Income
                                        Fund           Fund         Stock Fund          Plan            Fund             Fund
                                   ---------------  ------------  ---------------  ---------------- -------------- ----------------
Assets
  Investments:
     Insurance company contracts,
       at contract value               $9,875,455
     Commercial paper, at cost            155,868       $13,695          $39,944           $88,891
     W. R. Grace & Co. Common Stock
        (cost: $7,843,220)                                             3,317,587        11,194,352
     FMC ADS
        (cost:  $406,361)                               466,603
     Fidelity mutual funds
        (cost: $7,012,107)                                                                             $1,343,959        $1,117,201
  Participant loans
  Contributions receivable                 40,102                          7,198            27,458          5,285             4,597
                                   ---------------  ------------  ---------------  ---------------- -------------- ----------------
Net assets available for plan
  benefits                            $10,071,425      $480,298       $3,364,729       $11,310,701     $1,349,244        $1,121,798
                                   ===============  ============  ===============  ================ ============== ================






                                        Fidelity                       Fidelity
                                       Blue Chip        Fidelity          OTC        Participant
                                      Growth Fund      Contrafund        Fund           Loans          Total
                                     ---------------  --------------  ------------  -------------- ---------------
Assets
  Investments:
     Insurance company contracts,
       at contract value                                                                               $9,875,455
     Commercial paper, at cost                                                                            298,398
     W. R. Grace & Co. Common Stock
        (cost: $7,843,220)                                                                             14,511,939
     FMC ADS
        (cost: $406,361)                                                                                  466,603
     Fidelity mutual funds
        (cost: $7,012,107)               $3,146,748      $1,932,051      $564,005                       8,103,964
  Participant loans                                                                    $1,560,750       1,560,750
  Contributions receivable                   12,327           9,251         2,465                         108,683
                                     ---------------  --------------  ------------  -------------- ---------------
Net assets available for plan
  benefits                               $3,159,075      $1,941,302      $566,470      $1,560,750     $34,925,792
                                     ===============  ==============  ============  ============== ===============





   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1996
-------------------------------------------------------------------------------


                                      Fixed                                         Employee         Fidelity        Fidelity
                                     Income            ADS          Grace            Stock           Balanced    Growth & Income
                                      Fund             Fund       Stock Fund     Ownership Plan        Fund            Fund
                                  --------------  -------------  ------------- -------------------  ------------ -----------------
Assets
    Investments:
     Insurance company contracts,
       at contract value             $8,813,550
     Commercial paper, at cost          152,301        $27,879        $62,166             $72,235
     W. R. Grace & Co. Common Stock
       (cost: $7,083,565)                                           2,191,975           7,806,850
     FMC ADS
        (cost: $647,725)                               975,319
     Fidelity mutual funds
       (cost: $5,517,763)                                                                            $1,058,317          $710,160
    Participant loans
    Contributions receivable             37,225              -          6,209              25,677         5,227             3,412
                                  --------------  -------------  ------------- -------------------  ------------ -----------------
Net assets available for plan
  benefits                           $9,003,076     $1,003,198     $2,260,350          $7,904,762    $1,063,544          $713,572
                                  ==============  =============  ============= ===================  ============ =================






                                          Fidelity                    Fidelity
                                         Blue Chip       Fidelity        OTC      Participant
                                        Growth Fund     Contrafund      Fund         Loans         Total
                                   ------------------  ------------  ------------ ------------  ------------
Assets
    Investments:
     Insurance company contracts,
       at contract value                                                                         $8,813,550
     Commercial paper, at cost                                                                      314,581
     W. R. Grace & Co. Common Stock
       (cost:  $7,083,565)                                                                        9,998,825
     FMC ADS
        (cost:  $647,725)                                                                           975,319
     Fidelity mutual funds
       (cost:  $5,517,763)                $2,426,633    $1,496,749      $420,955                  6,112,814
    Participant loans                                                              $1,338,851     1,338,851
    Contributions receivable                  11,951         7,691         1,805                     99,197
                                   ------------------  ------------  ------------ ------------  ------------
Net assets available for plan
  benefits                                $2,438,584    $1,504,440      $422,760   $1,338,851   $27,653,137
                                   ==================  ============  ============ ============  ============


   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
FUND INFORMATION
DECEMBER 31, 1997
-------------------------------------------------------------------------------



                                                                                                                    Fidelity
                                 Fixed                                          Employee        Fidelity           Growth &
                                Income         ADS             Grace             Stock          Balanced            Income
                                 Fund          Fund           Stock Fund      Ownership Plan      Fund               Fund
                              ------------  -----------     --------------   --------------    -------------    -----------------
Contributions:
     Participants             $ 1,952,590    $       -        $   350,977       $        -        $ 257,026          $   224,686
     Transfers among funds       (149,555)     (299,976)         (101,478)        (439,627)         (39,897)             184,664
     Company                            -            -                  -        1,336,892                -                    -
                              ------------  -----------     --------------   --------------    -------------    -----------------
     Total                      1,803,035      (299,976)          249,499          897,265          217,129              409,350
                              ------------  -----------     --------------   --------------    -------------    -----------------

Income/(loss) from
  investments:
     Interest                     726,616            -              2,339            5,666            2,856                1,554
     Dividends                          -            -                  -(*)             -          163,272               54,937
     Net realized gain                  -      125,274            341,012          890,882           41,483               79,401
     Change in unrealized
       appreciation                     -     (258,632)           794,746(*)     3,290,701           41,722              114,236
                              ------------  -----------     --------------   --------------    -------------    -----------------
     Total                        726,616     (133,358)         1,138,097        4,187,249          249,333              250,128
                              ------------  -----------     --------------   --------------    -------------    -----------------

Less:
     Participant withdrawals    1,439,202       88,437            282,234        1,639,716          179,581              250,534
     Administrative expenses       22,100        1,129                983           38,859            1,181                  718
                              ------------  -----------     --------------   --------------    -------------    -----------------
Net increase/(decrease)         1,068,349     (522,900)         1,104,379        3,405,939          285,700              408,226
                              ------------  -----------     --------------   --------------    -------------    -----------------

Net assets available for
  plan benefits:

Beginning of year               9,003,076    1,003,198          2,260,350        7,904,762        1,063,544              713,572
                              ------------  -----------     --------------   --------------    -------------    -----------------

End of year                   $10,071,425   $  480,298        $ 3,364,729      $11,310,701      $ 1,349,244          $ 1,121,798
                              ============  ===========     ==============   ==============    =============    =================


                                Fidelity
                               Blue Chip                  Fidelity
                                 Growth       Fidelity       OTC         Participant
                                  Fund       Contrafund      Fund            Loans      Total
                              -------------  ----------  -------------  ------------  -----------
Contributions:
     Participants                $ 599,715   $ 451,261      $ 120,471     $       -   $ 3,956,726
     Transfers among funds          97,909      70,960        108,610       568,390             -
     Company                             -           -              -             -     1,336,892
                              -------------  ----------  -------------  ------------  -----------
     Total                         697,624     522,221        229,081       568,390     5,293,618
                              -------------  ----------  -------------  ------------  -----------

Income/(loss) from
  investments:
     Interest                        3,575       2,154            525             -       745,285
     Dividends                     159,251     184,745         41,434             -       603,639
     Net realized gain             196,778     143,952         26,417             -     1,845,199
     Change in unrealized
       appreciation                319,542      37,096         (15,818)           -     4,323,593
                              -------------  ----------  -------------  ------------  -----------
     Total                         679,146     367,947         52,558             -     7,517,716
                              -------------  ----------  -------------  ------------  -----------

Less:
     Participant withdrawals       655,315     451,299        137,894       346,491     5,470,703
     Administrative expenses           964       2,007             35             -        67,976
                              -------------  ----------  -------------  ------------  ----------
Net increase/(decrease)            720,491     436,862        143,710       221,899     7,272,655
                              -------------  ----------  -------------  ------------  -----------

Net assets available for
  plan benefits:

Beginning of year                2,438,584   1,504,440        422,760     1,338,851    27,653,137
                              -------------  ----------  -------------  ------------  -----------
End of year                    $ 3,159,075  $1,941,302    $   566,470   $ 1,560,750   $34,925,792
                              =============  ==========  =============  ============  ===========



   The accompanying notes are an integral part of these financial statements.

(*)  Dividends received are reinvested in shares of W. R. Grace
Common Stock and reflected as part of change in unrealized appreciation.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1996
-------------------------------------------------------------------------------


                                                              Old Grace
                                                Old            Employee                                              Employee
                                 Fixed         Grace             Stock                                                Stock
                                Income         Stock           Ownership          ADS             Grace             Ownership
                                  Fund         Fund (*)          Plan (*)         Fund          Stock Fund            Plan
                              ------------  -----------     --------------   --------------    -------------    -----------------
Contributions:
     Participants             $ 2,174,480    $ 260,002                $ -              $ -        $ 103,545                  $ -
     Transfers among funds       (698,986)  (1,741,418)        (5,013,674)         632,305        1,806,754            4,846,976
     Company                            -            -          1,105,805                -                -              394,938
                              ------------  -----------     --------------   --------------    -------------    -----------------
     Total                      1,475,494   (1,481,416)        (3,907,869)         632,305        1,910,299            5,241,914
                              ------------  -----------     --------------   --------------    -------------    -----------------

Income/(loss) from
  investments:
     Interest                     700,695        6,140             10,574                -                -                1,292
     Dividends                          -            - (**)             -                -                -  (**)              -
     Net realized gain                  -      299,207            559,145           32,494           14,761               73,758
     Change in unrealized
       appreciation                     -     (340,843)(**)    (1,711,538)         350,007          346,737  (**)      2,763,760
                              ------------  -----------     --------------   --------------    -------------    -----------------
     Total                        700,695      (35,496)        (1,141,819)         382,501          361,498            2,838,810
                              ------------  -----------     --------------   --------------    -------------    -----------------

Less:
     Participant withdrawals      916,007      119,334            325,243           11,047           11,322              163,815
     Administrative expenses       28,026        1,892             36,052              561              125               12,147
                              ------------  -----------     --------------   --------------    -------------    -----------------
Net increase/(decrease)         1,232,156   (1,638,138)        (5,410,983)       1,003,198        2,260,350            7,904,762
                              ------------  -----------     --------------   --------------    -------------    -----------------

Net assets available for
  plan benefits:

Beginning of year               7,770,920    1,638,138          5,410,983                -                -                    -
                              ------------  -----------     --------------   --------------    -------------    -----------------

End of year                   $ 9,003,076          $ -                $ -      $ 1,003,198      $ 2,260,350          $ 7,904,762
                              ============  ===========     ==============   ==============    =============    =================


                                             Fidelity
                                 Fidelity    Growth &     Fidelity                    Fidelity
                                Balanced      Income      Blue Chip       Fidelity       OTC      Participant
                                  Fund         Fund      Growth Fund     Contrafund      Fund        Loans          Total
                              -------------  ----------  -------------  ------------  ----------  ------------  --------------
Contributions:
     Participants                $ 305,197   $ 200,225      $ 699,256     $ 450,766   $ 105,916           $ -     $ 4,299,387
     Transfers among funds        (296,627)    158,471       (271,675)      (22,176)     88,907       511,143               -
     Company                             -           -              -             -           -             -       1,500,743
                              -------------  ----------  -------------  ------------  ----------  ------------  --------------
     Total                           8,570     358,696        427,581       428,590     194,823       511,143       5,800,130
                              -------------  ----------  -------------  ------------  ----------  ------------  --------------

Income/(loss) from
  investments:
     Interest                        4,564         841          6,427         3,917         337             -         734,787
     Dividends                      46,718      29,734        163,591       110,065      42,344             -         392,452
     Net realized gain               9,492       9,739         36,005        20,813       5,626             -       1,061,040
     Change in unrealized
       appreciation                 39,395      50,560        107,177       109,791      11,094             -       1,726,140
                              -------------  ----------  -------------  ------------  ----------  ------------  --------------
     Total                         100,169      90,874        313,200       244,586      59,401             -       3,914,419
                              -------------  ----------  -------------  ------------  ----------  ------------  --------------

Less:
     Participant withdrawals        56,682      25,184         87,439        43,486      15,487        95,235       1,870,281
     Administrative expenses         1,469         602            949         1,558          41             -          83,422
                              -------------  ----------  -------------  ------------  ----------  ------------  --------------
Net increase/(decrease)             50,588     423,784        652,393       628,132     238,696       415,908       7,760,846
                              -------------  ----------  -------------  ------------  ----------  ------------  --------------

Net assets available for
  plan benefits:

Beginning of year                1,012,956     289,788      1,786,191       876,308     184,064       922,943      19,892,291
                              -------------  ----------  -------------  ------------  ----------  ------------  --------------

End of year                    $ 1,063,544   $ 713,572    $ 2,438,584   $ 1,504,440   $ 422,760   $ 1,338,851    $ 27,653,137
                              =============  ==========  =============  ============  ==========  ============  ==============



   The accompanying notes are an integral part of these financial statements.

(*) Fund represents investments in Old Grace common stock. See Note 1. (**) Dividends received are reinvested in shares of W. R. Grace
Common Stock and reflected as part of change in unrealized appreciation.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description and Prospectus Supplement for the Plan for more complete information.

GENERAL

The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY AND VESTING

Within those units of W. R. Grace & Co., a Delaware corporation ("Grace"), and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any hourly employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

NMC TRANSACTION

In September 1996, a predecessor of Grace ("Old Grace") completed a transaction ("NMC Transaction") as a result of which each of its common shareholders received shares of Grace Common Stock, American Depositary Shares ("ADSs") of Fresenius Medical Care AG ("FMC"), and shares of preferred stock ("New Preferred Shares") of Fresenius National Medical Care Holdings, Inc., a subsidiary of FMC. FMC is a German corporation that owns National Medical Care, Inc. (a subsidiary of Old Grace) and other businesses. ADSs represent shares of FMC. The common stock of Old Grace was canceled in the NMC Transaction.

The Old Grace Stock Fund and the Old Grace Employee Stock Ownership Plan were previously invested in common stock of Old Grace; as noted above, such common stock was canceled in the NMC Transaction and was therefore eliminated from the Plan following the NMC Transaction. The Grace Common Stock, ADSs and New Preferred Shares received with respect to the shares of common stock of Old Grace held in the Old Grace Employee Stock Ownership Plan were credited to the Employee Stock Ownership Plan. All such ADSs and New Preferred Shares were sold within 90 days following the NMC Transaction, and the proceeds were invested in Grace Common Stock and credited to the Employee Stock Ownership Plan.

The Grace Common Stock and New Preferred Shares received with respect to the shares of common stock of Old Grace held in the Old Grace Stock Fund were credited to the Grace Stock Fund. All such New Preferred Shares were sold within 90 days following the NMC Transaction, and the proceeds were invested in Grace Common Stock and credited to the Grace Stock Fund. The ADSs received with respect to such shares of common stock of Old Grace were credited to the ADS Fund.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


CONTRIBUTIONS TO THE PLAN

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, special bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $9,500 for 1997 and 1996. In addition, for both 1997 and 1996, federal income tax law limited to $150,000 the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual dollar limitations noted above.

INVESTMENT OPTIONS

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:

         FIXED INCOME FUND

         The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

         GRACE STOCK FUND

         The Grace Stock Fund is invested in Grace Common Stock. Pending investment, cash credited to this fund may be invested in short-term securities.

         The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

              FIDELITY BALANCED FUND is invested in both fixed income securities and equity securities at all times.

              FIDELITY GROWTH & INCOME FUND is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

              FIDELITY BLUE CHIP GROWTH FUND is invested in equity securities of companies with higher than average earnings growth.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


              FIDELITY CONTRAFUND is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

              FIDELITY OTC PORTFOLIO is invested in equity securities of smaller companies traded in the over-the-counter market.

The plan also maintains an ADS Fund as a result of the NMC Transaction.

         ADS FUND

         The ADS Fund holds the ADSs that were credited to the accounts of each participant who had a balance in the Old Grace Stock Fund immediately prior to the NMC Transaction. Participants may transfer balances out of the ADS Fund at any time, but may not deposit or transfer any funds into the ADS Fund. The ADS Fund will be eliminated from the Plan on December 31, 1998; any balances remaining in such fund on that date will be credited to the Fixed Income Fund. Pending investment, cash credited to this Fund may be invested in short-term securities.

At December 31, 1997 and 1996, the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) was as follows:

                                   DECEMBER 31, 1997        DECEMBER 31, 1996
                                   -----------------        -----------------
Fixed Income Fund                         978                   1,112
Grace Stock Fund                          329                     363
Employee Stock Ownership Plan           1,385                   1,652
Fidelity Balanced Fund                    280                     347
Fidelity Growth & Income Fund             261                     304
Fidelity Blue Chip Growth Fund            570                     668
Fidelity Contrafund                       371                     419
Fidelity OTC Fund                         158                     178
ADS Fund                                  221                     317

The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds (other than the ADS Fund). Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

Company contributions are generally credited to the Employee Stock Ownership Plan ("ESOP"). The ESOP is invested in Grace Common Stock. The ESOP is an Employee Stock Ownership Plan, within the meaning of the Code.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the Grace Stock Fund and the ADS Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account balance.

PARTICIPANT LOANS

Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in periodic installments depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

Interest paid on loans is credited to the individual funds from which the loan was taken and is shown as interest income within those funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with generally accepted accounting principles ("GAAP").

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in the Fidelity Mutual Funds are valued at their respective market prices quoted at year-end which represent the net asset value of the securities held in such Funds. Investments in commercial paper, U.S. Treasury bills and U.S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investments Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). For each Fund, assets and investment returns are allocated to each plan pro rata, based upon each plan's daily net asset balance in the Fund and the Trust Fund's daily total net asset balance attributable to the Fund.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


The following tables present the fair values of investments and investment income for the Trust Fund:

                                                         DECEMBER 31,
                                                  1997                 1996
                                             -------------        -------------
INVESTMENTS AT FAIR VALUE:
    Guaranteed investment contracts          $ 339,227,904        $ 336,477,479
    Commercial paper, at cost                    7,576,304            8,371,661
    W. R. Grace & Co. Common Stock             229,580,586          164,826,752
    Fresenius Medical Care ADS                   6,337,059           13,023,675
    Fidelity mutual funds                      224,084,198          168,769,016
                                             -------------        -------------
                                             $ 806,806,051        $ 691,468,583
                                             =============        =============

                                                         DECEMBER 31,
                                                  1997                 1996
                                             -------------        -------------
INVESTMENT INCOME:
    Interest                                  $ 25,789,788         $ 27,299,403
    Dividends                                   15,748,378           11,744,003
    Net realized gain                           32,937,076           58,391,340
    Change in unrealized appreciation           80,093,404             (404,809)
                                             -------------        -------------
                                             $ 154,568,646         $ 97,029,937
                                             =============        =============

Income of each Fund is reinvested in that Fund, except that dividends paid on shares of Grace Common Stock held in the ESOP Fund are paid to participants within 90 days after the end of the calendar year in which the dividends are received. The ESOP Fund dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

The Plan recognizes benefits when paid.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating unit.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

The preparation of financial statements in conformity with GAAP requires the Plan Fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities, on the date of the financial statements. Actual amounts may differ from the estimates used.

NOTE 3 - GUARANTEED INVESTMENT CONTRACTS:

Investments in the Fixed Income Fund consist primarily of guaranteed investment contracts ("GICs") issued by various insurance companies. In accordance with GAAP as proscribed for defined contribution plans, the Plan's GICs are stated at contract value, which may or may not equal fair value. Contract value includes principal invested, plus interest credited, less benefit payments and administrative expenses. Listed below are the Plan's investments in GICs:


                                                     VALUE AT DECEMBER 31,
                                                  --------------------------
ISSUER                                   RATE         1997         1996            MATURITY
------                                   ----         ----         ----            --------
Metropolitan Life Insurance Co.          6.88%    $   599,270    $    --           Jun-2002
                                         7.00%      1,532,413      1,288,610       Dec-2002

Peoples Security Life Insurance Co.      6.87%      1,109,498      1,168,555       Dec-2001
                                         6.40%        369,099         --           Dec-2002

Prudential Life Insurance Co.            9.13%      2,565,579      3,586,105       Jun-2000

New York Life Insurance Co.              5.91%        651,174        553,206       Dec-1999
                                         6.63%        589,547         --           Jun-2003

John Hancock Mutual Life Ins. Co.        6.01%        640,079        543,270    Jun-1998, Jun-2000
                                         7.02%        724,549        609,161       Jun-2001
                                         7.85%        638,065      1,064,643       Feb-1998

Pacific Mutual Life Insurance Co.        6.87%        456,182         --           Jun-2002
                                                  ------------   ------------
                                                   $9,875,455     $8,813,550
                                                  ------------   ------------

NOTE 4 - FEDERAL INCOME TAXES:

On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. However, the Plan Fiduciaries believe that the Plan is currently designed and is currently

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Fiduciaries believe the Plan continues to be qualified, and the related Trust continues to be tax exempt.

NOTE 5 - PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

NOTE 6 - SUBSEQUENT EVENT:

On March 31, 1998, Grace completed transactions in which each holder of Grace Common Stock received the following in exchange for each share of Grace Common stock: (a) one share of common stock of the "new W. R. Grace & Co." ("New Grace") created as a result of the transactions, (b) a fraction of a share of common stock of Sealed Air Corporation ("Sealed Air") and (c) a fraction of a share of preferred stock of Sealed Air. Sealed Air owns the Company's former Cryovac flexible packaging business and other businesses.

The Plan established the New Grace Stock Fund to hold the New Grace common stock, the Sealed Air Common Stock Fund to hold the Sealed Air common stock, and the Sealed Air Preferred Stock Fund to hold the Sealed Air preferred stock that was credited to the accounts of each participant who had a balance in the Grace Stock Fund on March 31, 1998.

The Plan established the New Grace Employee Stock Ownership Plan to hold the New Grace common stock and the Sealed Air common and preferred stock that was credited to the accounts of each participant who had a balance in the Employee Stock Ownership Plan on March 31, 1998. All such Sealed Air common and preferred stock has been sold, and the proceeds were invested in New Grace common stock and credited to the New Grace Employee Stock Ownership Plan.

Also as a result of the transactions with Sealed Air, approximately $5.0 million (representing the fair value of assets credited to the accounts of former Company employees who became employees of Sealed Air) were transferred to Sealed Air.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            W. R. GRACE & CO.
                                            HOURLY EMPLOYEES
                                            SAVINGS AND INVESTMENT PLAN



                                            By: /s/ P. C. DONAYRI
                                               -------------------------------
                                                P. C. Donayri
                                                Chairman, Administrative
                                                  Committee


Date: June 26, 1998